

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

Neil Desai
Chief Executive Officer
Aadi Bioscience, Inc.
17383 Sunset Boulevard, Suite A250
Pacific Palisades, California 90272

> **Re: Aadi Bioscience, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 24, 2021**
> **File No. 333-259785**

Dear Dr. Desai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dan Koeppen, Esq.